SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated August 4, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service	2639H	August 4, 2006
2.	Regulatory News Service	2633H	August 4, 2006
3.	Regulatory News Service	2630H	August 4, 2006
4.	Regulatory News Service	2040H	August 3, 2006
5.	Regulatory News Service	2025H	August 3, 2006
6.	Regulatory News Service	0255H	August 1, 2006
7.	Regulatory News Service	0823H	August 1, 2006


06015863

SUPPL

SEC File No. 82-34751



"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

08/04/06 07:16 AM

To "walker.allen@elementis.com
<walker.allen@elementis.com>

cc

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Subject News Alert: Elementis PLC - Director/PDMR Shareholding

This Email Alert service is brought to you by Elementis

RNS Number:2639H
Elementis PLC
04 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the
shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

WILLIAM FRENCH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE 5 BELOW

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5P ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

WILLIAM FRENCH

8 State the nature of the transaction

EXERCISE OF AN EXECUTIVE OPTION AND SALE OF SHARES ACQUIRED

9. Number of shares, debentures or financial instruments relating to shares acquired

70,151

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.016%

11. Number of shares, debentures or financial instruments relating to shares disposed

70,151

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.016%

13. Price per share or value of transaction

24.75P EXERCISE PRICE

86.00P DISPOSAL PRICE

14. Date and place of transaction

3 AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when calculating percentage)

0 (0%)

16. Date issuer informed of transaction

3 AUGUST 2006

If a person discharging managerial responsibilities has been granted options by
the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JENNIFER MURPHY, 020 7408 9300

Name and signature of duly authorised officer of issuer responsible for making notification

JENNIFER MURPHY, COMPANY SECRETARY

Date of notification

4 AUGUST 2006

....

END



"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

08/04/06 07:07 AM

To "walker.allen@elementis.com" <walker.allen@elementis.com>

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Subject News Alert: Elementis PLC - ESOT Purchase

This Email Alert service is brought to you by Elementis

RNS Number:2633H
Elementis PLC
04 August 2006

Elementis plc ("the Company")

The Company's Employee Share Ownership Trust (ESOT) has today notified the Company that it has purchased 1,658,696 ordinary shares in Elementis plc.

The aggregate purchase price of £1,427,142 paid by the Trust will be met out of
funds provided by the Company.

Jennifer Murphy
Company Secretary

4 August 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBBGDIXUGGGLS



"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

08/04/06 06:52 AM

To "walker.allen@elementis.co...
<walker.allen@elementis.com>

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Subject News Alert: Elementis PLC - Director/PDMR Shareholding

This Email Alert service is brought to you by Elementis

RNS Number:2630H
Elementis PLC
04 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

BRIAN TAYLORSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE 5 BELOW

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5P ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BRIAN TAYLORSON

8 State the nature of the transaction

EXERCISE OF AN EXECUTIVE OPTION

9. Number of shares, debentures or financial instruments relating to shares acquired

1,258,696

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.286%

11. Number of shares, debentures or financial instruments relating to shares disposed

995,180

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.226%

13. Price per share or value of transaction

24.75P EXERCISE PRICE

86.04P DISPOSAL PRICE

14. Date and place of transaction

3 AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when calculating percentage)

363,516 (0.083%)

16. Date issuer informed of transaction

4 AUGUST 2006

If a person discharging managerial responsibilities has been granted options by
the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JENNIFER MURPHY, 020 7408 9300

Name and signature of duly authorised officer of issuer responsible for making notification

JENNIFER MURPHY, COMPANY SECRETARY

Date of notification

4 AUGUST 2006

....

END

SEC File No. 82-34751



"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

08/03/06 07:43 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Interim Dividend Declaration

This Email Alert service is brought to you by Elementis

RNS Number:2040H
Elementis PLC
03 August 2006

Elementis plc
3 August 2006

Distribution to shareholders

An interim dividend of 1.2 pence per ordinary share is proposed and will be paid
on 3 November 2006 to members on the register at the close of business on 6 October 2006.

Jennifer Murphy
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
DIVUOAURNSRWRAR

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http://hemscott.com/scripts/IRAlert.dll/delete?userid=1234218&email=eleanor.besserman@elementis.com

SEC File No. 82-34751



"emailalert@hemscott.co.uk"
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08/03/06 07:33 AM

To "eleanor.besserman@ele...
<eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Director/PDMR Shareholding

This Email Alert service is brought to you by Elementis

RNS Number:2025H
Elementis PLC
03 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the
shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

CHRIS GIRLING

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE 5 BELOW

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5P ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

CHRIS GIRLING

8 State the nature of the transaction

ACQUISITION OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

5,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

86.25P

14. Date and place of transaction

2 AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when calculating percentage)

5,000 ORDINARY SHARES (0.001%)

16. Date issuer informed of transaction

2 AUGUST 2006

If a person discharging managerial responsibilities has been granted options by
the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JENNIFER MURPHY, COMPANY SECRETARY 020 7408 9300

Date of notification

3 AUGUST 2006

....

END

END
RDSEAFPDESDKEFE

SEC File No. 82-34751

ELEMENTIS

RNS NUMBER: 0255H

PRESS INFORMATION

1 August 2006

Elementis plc

INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2006

	2006	2005	
Sales*	**£210.9m**	£199.6m	+6%
Operating profit*	**£18.1m**	£7.4m	+145%
Profit before tax*	**£14.4m**	£3.9m	+269%
Earnings per share before exceptional items*	**3.2p**	0.8p	+300%
Earnings per share after exceptional items	**3.2p**	(0.5)p	
Dividend/distribution to shareholders	**1.2p**	1.1p	+9%

* from continuing businesses and before exceptional items

- Volumes in Specialty Products and Pigments up 10%, driven by coatings and oilfield sectors
- Specialty Products operating margin 15.4%, up by 43%
- Operating profit up in Pigments and Chromium
- £6.8 million of restructuring cost savings achieved in first half of 2006.

Commenting on the results, Executive Chairman, Edward Bramson said:

"Sales of Pigments and of Specialty Products, principally rheological additives, increased significantly from the prior year. While this is partly attributable to favourable conditions in the coatings and oilfield markets, we believe that Elementis also gained market share due to improved customer service levels and more effective sales efforts resulting from actions taken as part of the strategic review. Operating margins increased in each line of business except surfactants as fixed cost reductions announced in the strategic review were combined with improved pricing in Chromium and higher sales in other products. Specialty Products in particular generated a significant increase in sales and operating margins, and we are pleased that this business is now generating returns that compare well with other leading specialty chemical companies."

"The Company is continuing its efforts to generate organic sales growth, to increase new product development and to achieve further operating efficiencies. Current indications are that market conditions in the second half will be similar to those in the first half which should enable the company to generate earnings that are ahead of full year expectations."

– Ends –

Elementis plc

10 Albemarle Street
London
W1S 4BL, UK

Telephone :+44 (0) 7 408 9300
Facsimile: +44 (0) 7495 5791

Email: elementis.info@elementis-eu.com

Website: www.elementis.com

Enquiries

Elementis plc

Edward Bramson — Executive Chairman
Brian Taylorson — Finance Director

Tel +44 (0) 20 7831 3113

Financial Dynamics

Andrew Dowler
Greg Quine

Executive Chairman's Statement

Overview

Sales from continuing operations for the first half of 2006 increased to £210.9 million from £199.6 million in the equivalent period of last year. Excluding the effects of currency and businesses divested in 2005, underlying sales growth was approximately 4 per cent. In line with the steps previously announced in our strategic review, Chromium sales were essentially the same as in the prior year. This reflects higher prices which were offset by lower volumes resulting from the reduction in chromium capacity in the UK. Sales of Pigments and of Specialty Products, principally rheological additives, increased significantly from the prior year. While this is partly attributable to favourable conditions in the coatings and oilfield markets, we believe that Elementis also gained market share due to improved customer service levels and more effective sales efforts resulting from actions taken as part of the strategic review.

Operating profit from continuing operations for the first half of 2006, before exceptional items was £18.1 million versus £7.4 million in the previous period. Operating margins increased in each line of business except for Surfactants, as fixed cost reductions implemented as part of the strategic review were combined with improved pricing in Chromium and higher sales in other products. Specialty Products in particular generated a significant increase in sales and operating margins, and we are pleased that this business is now generating returns that compare well with other leading specialty chemical companies.

Profit before tax from continuing operations before exceptional items increased to £14.4 million and earnings increased to 3.2 pence per share, from £3.9 million and 0.8 pence per share in the first half of 2005. Exceptional items in the first half of 2006 had no net effect on earnings whereas in the same period last year they contributed a loss before tax of £7.6 million or 1.4 pence per share.

In July we replaced the Company's banking facilities with new arrangements, extending until 2011 on terms more favourable than those previously in place.

Environmental, health and safety performance in the first half of the year continues to compare well with industry standards. However, there were a small number of incidents requiring time away from work and our goal continues to be to eliminate such incidents entirely.

Dividend

The Board has declared an interim dividend of 1.2 pence per share compared with an interim distribution of 1.1 pence in 2005 which took the form of redeemable B shares. The Board expects to continue to review distributions to shareholders in the light of future earnings performance.

Current trading and outlook

The Company is continuing its efforts to generate organic sales growth, to increase new product development and achieve further operating efficiencies. Current indications are that market conditions in the second half will be similar to those in the first half which should enable the Company to generate earnings that are ahead of full year expectations.

Edward Bramson
Executive Chairman
1 August 2006

Operating and financial review

for the six months ended 30 June 2006

Revenue	Revenue 2005 £million	Effect of exchange rates £million	Disposals £million	Increase/ (decrease) 2006 £million	Revenue 2006 £million
Specialties					
- Specialty Products	69.5	1.7	(4.8)	10.4	**76.8**
- Surfactants	24.8	0.3	-	(0.4)	**24.7**
	94.3	2.0	(4.8)	10.0	**101.5**
Pigments	46.7	2.7	-	1.5	**50.9**
Chromium	62.0	2.9	-	(3.0)	**61.9**
Specialty Rubber	24.0	-	(24.0)	-	**-**
Inter-segment	(3.4)	-	-	-	**(3.4)**
	223.6	7.6	(28.8)	8.5	**210.9**

Group results

Group sales from continuing operations increased by 6 per cent to £210.9 million in the first half of 2006, compared to £199.6 million in the previous period. Excluding the effects of currency and businesses sold in 2005, underlying sales were up by 4 per cent. Specialty Products experienced strong volume growth in 2006, while volumes were lower in Elementis Chromium due to the effects of the 2005 price improvement programme and the rebalancing that is underway in the market following the UK plant closure in March 2006. Average pricing across the Group improved by 6 per cent versus the previous year, largely driven by Chromium prices which were on average 18 per cent higher than 2005. More modest price improvement was seen in the other businesses.

Operating profit from continuing operations before exceptional items was £18.1 million, which is £10.7 million higher than the previous period. All businesses showed improved operating margins compared to the previous year, except for Surfactants where margins were more or less flat. In addition to the improvement in sales, operating profit also benefited from cost reductions resulting from the restructuring undertaken as part of the Board's recent strategy review. In October 2005 the Group announced that 2006 would benefit from cost reductions of £11.1 million and approximately £6.8 million of this has been delivered in the first half of the year. Energy costs increased by £5.6 million due to price increases of over 30 per cent versus the first half of 2005. In the early part of 2006 approximately 40 per cent of the Group's energy requirements were fixed for the whole year and this has helped stabilise energy costs during the first half. Other variable costs increased by around 5 per cent. Currency exposure for 2006 has also been hedged during the first half of 2006, so that approximately 80 per cent of the total exposure for 2006 and 2007 has been fixed. During the first half of 2006 the effect of this hedging was to improve operating profit by £0.6 million, with most of the benefit accruing to Elementis Specialties and Elementis Chromium. As a result, currency movements had no material impact on operating profit compared to the previous period.

Profit before tax and exceptional items from continuing operations for the first half of 2006 was £14.4 million compared to £3.9 million last year as a result of the higher operating profit, while net finance costs were at a similar level to the previous year.

Basic and diluted earnings per share from continuing businesses before exceptional items, was 3.2p (2005: 0.8p) as a result of the increase in operating profit.

Elementis Specialties

Specialty Products

The first half performance for Specialty Products was characterised by strong volume growth and improved margins supported by the initial cost benefits from the restructuring announced in October 2005.

Operating profit for the six months ended 30 June **£million**	**Operating profit**	**Exceptional items***	**2006 Adjusted operating profit**	Operating profit	Exceptional items*	2005 Adjusted operating profit
Continuing operations						
Specialties						
- Specialty Products	**10.7**	**1.1**	**11.8**	7.5	-	7.5
- Surfactants	**0.1**	**0.3**	**0.4**	(3.3)	4.0	0.7
	10.8	**1.4**	**12.2**	4.2	4.0	8.2
Pigments	**4.0**	**(1.0)**	**3.0**	(6.0)	7.1	1.1
Chromium	**6.4**	**(0.4)**	**6.0**	2.9	-	2.9
Central costs	**(3.1)**	**-**	**(3.1)**	(5.9)	1.1	(4.8)
	18.1	**-**	**18.1**	(4.8)	12.2	7.4
Discontinued operations						
Specialty Rubber	**-**	**-**	**-**	0.7	-	0.7
	18.1	**-**	**18.1**	(4.1)	12.2	8.1

* excluding profit/(loss) on disposal of business

Sales for the first half of 2006 were 19 per cent higher than the previous year at £76.8 million after allowing for business disposals, and 16 per cent higher after excluding currency effects. Improved volumes were the main contributor and increased by 15 per cent over the previous year. There was stronger demand from the coatings sector in the first half of 2006, where volumes were 17 per cent higher, due to a strong cyclical recovery following a year of softer demand in 2005 and partly as a result of consolidation in the sector. All regions showed good volume growth; North America (19 per cent increase) was strong across all categories, while Europe (13 per cent increase) was strong in decorative coatings but showed more modest growth in the industrial sector. The commercial teams also made good progress in further penetrating the Asia Pacific markets, where volumes increased by more than 20 per cent.

Sales were also notably higher in the oilfield sector, where volumes increased by 22 per cent. High oil prices and rig count increases of around 20 per cent in both North America and Europe were the main driver, but Elementis is also benefiting from increased drilling in extreme conditions which leads to a greater quantity of additives being used. Sales in Europe were also helped by new business in the Nordic region. Other sectors also performed well in the first half. Pricing in Specialty Products was marginally higher than the previous year but management believes that this is an area where performance can be improved, and selective price increases of between 2 and 5 per cent are planned for the second half of 2006.

Operating profit before exceptional items improved by 57 per cent over the previous year to £11.8 million and the operating margin was 15.4 per cent, compared to 10.8 per cent in 2005. Margins improved due to the leveraging effect of higher sales volumes, but also from reductions in fixed costs following the Board's strategy review in the second half of 2005. As part of that review it was identified that selling, general and administrative costs in Specialty Products were out of line with other specialty chemical companies and prompt action has been taken to correct this. Reductions have been made in all cost categories and, as a result, fixed costs are around 10 per cent lower than they were in the first half of 2005. Raw materials and other variable costs increased by approximately 6 per cent versus the previous year.

Surfactants

Surfactant sales for the first half of 2006 were in line with the previous year at £24.7 million. Sales improved in the oilfield sector due to strong demand, but this was offset by the optimisation process that has been ongoing in the business since it was acquired in 2004. As part of this process, surfactant manufacturing volumes have been reduced either to eliminate low margin products or to preferentially utilise plant capacity to produce higher margin additives for Specialty Products.

Operating profit before exceptional items for the first half was £0.4 million versus £0.7 million in 2005. Lower volumes and raw material inflation were partly offset by the positive mix benefits of the optimisation process described above, plus fixed cost savings from the restructuring of the Delden site announced in 2005.

Elementis Pigments

The Pigments business has undergone a significant reorganisation of its manufacturing base, following the successful start up of the Taicang plant in China during the second half of 2005. The new facility augments the existing manufacturing cost model and, following the successful transitioning of key customers to the new product, 2006 operating performance is beginning to show the benefits of this strategic repositioning.

Sales in Pigments were £50.9 million in the first half of 2006 compared to £46.7 million in the previous year, an increase of 9 per cent, or 3 per cent if currency effects are excluded. Volumes were 3 per cent ahead of the previous year, but this overall increase masks good growth in coatings and chemical applications as well as in construction. In coatings and chemicals volumes increased by 6 per cent driven by a stronger coatings market this year, and sales were particularly strong in Asia Pacific where volumes increased by almost 30 per cent.

In the construction sector volumes improved by 10 per cent over the previous year and the North American market was strong across most sectors, with volumes 12 per cent higher. In Europe volumes were somewhat softer as a result of lower demand, but also due to some low margin business being exited. Strong construction growth is still evident in Asia Pacific and volumes grew by over 50 per cent versus the previous year.
Overall volumes in Pigments were tempered by a 15 per cent reduction in sales volumes of driers. This business has undergone significant restructuring following the acquisition of the Servo business in 2004, and towards the end of the first half of 2006 the decision was made to exit the North American business by selling the inventory and customer list to a third party for £0.9 million. In addition, sales in Europe were reduced in order to focus on areas where the business was more differentiated.

Average prices in coatings and chemical applications increased by 4 per cent due to increases in some key coatings products in response to escalating natural gas prices. Prices in construction were relatively flat year on year.

Operating profit before exceptional items was £3.0 million for the first half of 2006 versus £1.1 million in the previous year. Operating margin progressed to 5.9 per cent in 2006 versus 2.4 per cent last year, largely due to the higher sales and the cost benefits of the new Taicang plant. The sale of the North American driers business resulted in a one time charge in the first half of 2006 of £0.3 million.

Elementis Chromium

Sales £million	**2006**	2005
US	**34.9**	31.5
UK	**27.0**	30.5
	61.9	62.0
Adjusted operating profit/(loss)*		
US	**5.6**	4.4
UK	**0.4**	(1.5)
	6.0	2.9

* before exceptional items

The Chromium business was significantly restructured during the first half of 2006 following the Board's strategic review announced in October 2005. Part of the plant at Eaglescliffe, UK, was closed in March 2006 reducing the Group's global manufacturing capacity by 25 per cent. In addition, more hedging activity has taken place in areas such as energy and currency, and contract discussions have taken place with customers with a view to sharing the effects of some of the more volatile cost elements. All of this has been done to reduce the volatility, and thereby improve the predictability, of Chromium earnings going forward. Performance in the first half of 2006 has also benefited from the aggressive price improvement programme that was implemented throughout 2005. Consequently average prices in the first half of 2006 are 18 per cent higher than the previous year, more than offsetting increases of around £4.0 million in both raw materials and energy, with some key raw materials increasing in price by up to 20 per cent. The combination of the restructuring of the business and the significant improvement in pricing has inevitably led to some changes in the sales mix versus last year, and the balance of product sales is still in transition as the market adjusts to the effects of the recent UK plant closure. Pricing has remained stable during the first half of 2006.

In the US, sales for the first half of 2006 were 11 per cent higher than the previous period at £34.9 million and 5 per cent higher after adjusting for currency movements. Price was the main driver of the improvement, offset by some changes in sales mix. Chromic acid volumes were 10 per cent lower than the prior period due to a combination of changes in the CCA market for timber treatment at the beginning of last year, the effects of the price improvement programme and the loss of sales in the US of the UK product following its withdrawal in March this year. Conversely, sales

volumes of sodium dichromate were 7 per cent higher than the previous year due to additional sales to Japan following plant closures in that country during 2005. Operating profit before exceptional items for the first half of 2006 was £5.6 million, an increase of £1.2 million over the previous period. Improved pricing contributed approximately £5.5 million which more than offset increases in energy and raw materials and changes in sales mix.

In the UK, sales for the first half of 2006 were 11 per cent lower than the prior period at £27.0 million. Excluding the effects of currency and the plant closure, underlying sales were 18 per cent higher, largely due to higher prices although some volume was lost as a result of the price improvement programme. Similar to the US business, higher prices contributed about £5.5 million to operating profit which more than offset increases in energy and raw materials. The net impact of the plant closure was essentially neutral as the loss of sales volume was balanced by the associated reduction in fixed costs.

Central Costs

As disclosed in the 2005 Annual Report, the Group has restated its 2005 segmental information to provide a clearer view of the underlying profit performance of the business units. Consequently central costs, which are not identifiable as costs of particular segments, are reported separately and comprise expenditure incurred by the Board of Directors and the corporate office.

Central costs have continued to fall following the restructuring that took place during 2005, in which head office functions were downsized or absorbed by the business units. Consequently, central costs for the first half of 2006 were £1.7 million lower than the previous year at £3.1 million.

Exceptional items

In the first half of 2006, there were two exceptional items which resulted in no net charge to the income statement (2005: £6.3 million). A curtailment gain of £1.7 million arose due to changes to the US defined benefit pension scheme. This was offset by further restructuring of the general and administrative activities in Specialties, resulting in a head count reduction of 34 and a one-time expense of £1.7 million.

Net interest – continuing operations

£million	**2006**	2005
Finance income	**0.2**	0.2
Pension finance income	**0.9**	-
Finance cost of borrowings	**(4.3)**	(2.9)
Pension finance charge	**-**	(0.5)
Discount on provisions	**(0.5)**	(0.3)
Total	**(3.7)**	(3.5)

Net interest was £0.2 million higher than previous year at £3.7 million. Pension and post-retirement benefit finance income was £0.9 million compared to a charge of £0.5 million in 2005. This was mainly due to a reduction in the assumed cost of pension liabilities as well as a reduction in the pension deficit. The cost of financing borrowings increased in the period by £1.4 million to £4.3 million. On average, the cost of borrowing was 1.75 per cent higher in 2006 than previous year. This increased the interest charge by £1.1 million which together with accelerated amortisation costs and the effects of currency translation, more than offset the saving due to a reduction in average borrowings.

Interest cover (the ratio of operating profit before exceptional items to interest on net borrowings) was 3.9 times (2005: 3.1 times).

Taxation

The Group's tax rate on profit before exceptional items was 1.3 per cent and is lower than the standard UK corporation tax rate primarily due to the amortisation of goodwill in the US for tax purposes and the resolution of open issues from prior periods. The charge in the first half of 2006 includes a credit of £0.8 in respect of deferred tax and £0.5 million in respect of the resolution of prior period issues.

Earnings per share

Basic and diluted earnings per share from continuing operations before exceptional items was 3.2 pence (2005: 0.8 pence) due to the improved trading performance. This includes a benefit of 0.3 pence in the period as a result of pension finance income of £0.9 million compared to a charge of £0.5 million in the first of half of 2005.

Cash flow

Net borrowings increased by £10.3 million in the period to 30 June 2006 to £109.7 million. The majority of the increase was due to cash outflows of £8.1 million in respect of exceptional items charged in 2005. Working capital increased by £16.5 million (2005: £9.0 million) reflecting seasonal trading and increased inventory in Chromium to facilitate customer requirements during the UK plant closure and restructuring programme. The increase is also larger than the previous period due to favourable timing of supplier payments experienced in June 2005. Currency fluctuations reduced net borrowings by £4.4 million.

The cash flow is summarised below:

	30 June 2006 £million	30 June 2005 £million
Earnings before interest, tax, exceptionals, depreciation and amortisation	**25.4**	16.9
Change in working capital	**(16.5)**	(9.0)
Pension	**(1.6)**	(1.8)
Interest and tax	**(4.2)**	(3.5)
Restructuring	**(8.1)**	-
Other	**0.1**	(0.5)
Capital expenditure	**(5.0)**	(9.0)
	(9.9)	(6.9)
Distribution to shareholders	**(4.8)**	(4.6)
Acquisitions and disposals	**-**	7.8
Reclassification of B shares	**-**	(2.2)
Currency fluctuations	**4.4**	(5.0)
	(10.3)	(10.9)
Net borrowings at start of period	**(99.4)**	(90.2)
Net borrowings at end of period	**(109.7)**	(101.1)

The Group refinanced its borrowing facilities on improved terms on 17 July 2006 and entered into a £150.0 million, five year, revolving credit facility with a syndicate of lenders. The facility will be used to finance existing working capital and debt requirements. At 30 June 2006 loans drawn under the facility that was replaced on 17 July 2006 were classified within current liabilities as they were due for repayment in January 2007. In the previous year these loans were classfied as non-current liabilities.

Capital expenditure

Following a number of years of significant investment, capital expenditure was £4.0 million lower than the comparative period at £5.0 million (2005: £9.0 million). This represented less than 70 per cent of the depreciation charge (2005: 101 per cent).

Balance sheet

	30 June 2006 £million	30 June 2005 £million
Tangible fixed assets	**130.4**	174.2
Other net assets	**166.7**	151.5
	297.1	325.7
Equity	**187.4**	224.6
Net borrowings	**109.7**	101.1
	297.1	325.7
Gearing[1]	**37%**	31%

[1] the ratio of net borrowings to equity attributable to parent plus net borrowings

Equity is £37.2 million lower than the value at 30 June 2005 primarily due to the restructuring charges in the second half of 2005. Equity at 31 December 2005 was £189.8 million and the net decrease of £2.4 million in the period is due to currency fluctuations, primarily on US Dollar denominated goodwill, which more than offset the profit for the period.

The main sterling currency exchange rates in the period were:

	2006 30 June	**2006 Average**	2005 30 June	2005 Average
US dollar	1.85	1.79	1.79	1.87
Euro	1.45	1.45	1.48	1.45

Pensions and other post retirement benefits

The pension liability was £55.8 million at 30 June 2006 compared to £62.0 million at 31 December 2005. The pension schemes were not revalued at 30 June 2006 and the net liability calculated by the Group's actuaries at 31 December 2005 has been updated for contributions paid and amounts expensed in the six months ended 30 June 2006. In the first half, a net amount of £1.5 million (2005: £3.4 million) was charged to the profit and loss account after a finance income credit of £0.9 million (2005: charge of £0.5 million). Contributions paid amounted to £4.0 million (2005: £5.1 million), and a curtailment gain in respect of the US defined benefit scheme reduced the pension liability by £1.7 million (2005: nil).

Brian Taylorson
Finance Director
1 August 2006

Consolidated interim income statement

for the six months ended 30 June 2006

	Note	**Six months ended 30 June 2006**	Six months ended 30 June 2005		
			Before exceptional items	Exceptional Items (note 6)	After exceptional items
		£million	£million	£million	£million
Continuing operations					
Revenue	3	**210.9**	199.6	-	199.6
Cost of sales		**(145.9)**	(140.9)	(8.1)	(149.0)
Gross profit		**65.0**	58.7	(8.1)	50.6
Distribution costs		**(29.0)**	(29.5)	(1.3)	(30.8)
Administrative expenses		**(17.9)**	(21.8)	(2.8)	(24.6)
Operating profit/(loss)	3	**18.1**	7.4	(12.2)	(4.8)
Profit on disposal of business		**-**	-	4.6	4.6
Finance income	4	**1.1**	0.2	-	0.2
Finance costs	5	**(4.8)**	(3.7)	-	(3.7)
Profit/(loss) before income tax	3	**14.4**	3.9	(7.6)	(3.7)
Tax	7	**(0.2)**	(0.1)	1.3	1.2
Profit/(loss) from continuing operations		**14.2**	3.8	(6.3)	(2.5)
Discontinued operation					
Profit from discontinued operation		**-**	0.6	-	0.6
Profit for the period		**14.2**	4.4	(6.3)	(1.9)
Attributable to: Equity holders of the parent		**14.1**	4.2	(6.3)	(2.1)
Minority interests		**0.1**	0.2	-	0.2
		14.2	4.4	(6.3)	(1.9)
Earnings/(loss) per share					
From continuing and discontinued operations:					
Basic and diluted (pence)	8	**3.2**	1.0		(0.5)
From continuing operations:					
Basic and diluted (pence)	8	**3.2**	0.8		(0.6)

Consolidated interim income statement (continued)

	Note	Before exceptional items £million	Exceptional items (note 6) £million	After exceptional items £million
		Year ended 31 December 2005		
Continuing operations				
Revenue	3	399.4	-	399.4
Cost of sales		(280.8)	(41.0)	(321.8)
Gross profit		118.6	(41.0)	77.6
Distribution costs		(58.5)	(2.6)	(61.1)
Administrative expenses		(41.0)	(0.9)	(41.9)
Operating profit/(loss)	3	19.1	(44.5)	(25.4)
Profit on disposal of business		-	4.6	4.6
Finance income	4	0.3	-	0.3
Finance costs	5	(7.8)	-	(7.8)
Profit/(loss) before income tax	3	11.6	(39.9)	(28.3)
Tax	7	(0.3)	(3.1)	(3.4)
Profit/(loss) from continuing operations		11.3	(43.0)	(31.7)
Discontinued operations				
Profit/(loss) from discontinued operation		1.1	(7.8)	(6.7)
Profit/(loss) for the year		12.4	(50.8)	(38.4)
Attributable to:				
Equity holders of the parent		12.2	(50.3)	(38.1)
Minority interests		0.2	(0.5)	(0.3)
		12.4	(50.8)	(38.4)
Earnings per share				
From continuing and discontinuing operations				
Basic and diluted (pence)	8	2.8		(8.8)
From continuing operations:				
Basic and diluted (pence)	8	2.6		(7.2)

Consolidated interim statement of recognised income and expense

for the six months ended 30 June 2006

	2006 Six months ended 30 June £million	2005 Six months ended 30 June £million	2005 Year ended 31 December £million
Exchange differences on translation of foreign operations	**(11.6)**	11.5	18.3
Actuarial loss on pension and other post retirement schemes	**-**	-	(1.5)
Deferred tax associated with pension and other post retirement schemes	**-**	-	(0.9)
Gains on cash flow hedges	**0.6**	-	0.7
Net income/(expense) recognised in equity	**(11.0)**	11.5	16.6
Profit/(loss) for the period	**14.1**	(2.1)	(38.4)
Total recognised income and expense for the period	**3.1**	9.4	(21.8)
Effect of change in accounting policy			
Effect of adoption of IAS 32 and 39 on 1 January 2005 on:			
Share capital	**-**	(2.2)	(2.2)
	3.1	7.2	(24.0)
Attributable to: Equity holders of the parent	**3.0**	7.0	(23.7)
Minority interests	**0.1**	0.2	(0.3)
	3.1	7.2	(24.0)

Consolidated interim balance sheet

at 30 June 2006

	2006 30 June £million	2005 30 June £million	2005 31 December £million
Non-current assets			
Goodwill and other intangible assets	**159.8**	164.6	170.6
Property, plant and equipment	**130.4**	174.2	141.1
Interests in associates and other investments	**3.2**	2.2	3.3
Deferred tax assets	**11.2**	17.6	11.1
Total non-current assets	**304.6**	358.6	326.1
Current assets			
Inventories	**70.8**	73.9	63.5
Trade and other receivables	**77.5**	95.6	75.6
Cash and cash equivalents	**19.1**	12.6	13.0
Total current assets	**167.4**	182.1	152.1
Total assets	**472.0**	540.7	478.2
Current liabilities			
Bank overdrafts and loans	**(128.8)**	(6.2)	(4.6)
Trade and other payables	**(62.7)**	(77.2)	(69.5)
Current tax liabilities	**(6.7)**	(7.3)	(5.6)
Provisions	**(5.2)**	(7.6)	(11.8)
Total current liabilities	**(203.4)**	(98.3)	(91.5)
Non-current liabilities			
Loans and borrowings	**-**	(107.5)	(107.8)
Retirement benefit obligations	**(55.8)**	(81.8)	(62.0)
Deferred tax liabilities	**-**	(1.8)	(0.3)
Provisions	**(21.3)**	(21.9)	(22.4)
Government grants	**(2.4)**	(2.3)	(2.3)
Total non-current liabilities	**(79.5)**	(215.3)	(194.8)
Total liabilities	**(282.9)**	(313.6)	(286.3)
Net assets	**189.1**	227.1	191.9
Equity			
Share capital	**22.0**	22.1	21.8
Share premium	**2.6**	1.2	1.9
Other reserves	**78.8**	75.9	89.5
Retained earnings	**84.0**	125.4	76.6
Equity attributable to equity holders of the parent	**187.4**	224.6	189.8
Minority equity interests	**1.7**	2.5	2.1
Total equity and reserves	**189.1**	227.1	191.9

Consolidated interim cash flow statement

for the six months ended 30 June 2006

	2006 Six months ended 30 June £million	2005 Six months ended 30 June £million	2005 Year ended 31 December £million
Operating activities:			
Profit/(loss) for the period	**14.2**	(1.9)	(38.4)
Adjustments for:			
Finance income	**(1.1)**	(0.2)	(0.3)
Finance costs	**4.8**	3.8	7.9
Tax	**0.2**	(1.2)	3.4
Depreciation and amortisation	**7.3**	8.9	18.2
Decrease in provisions	**(0.5)**	(1.5)	(1.3)
Pension contributions net of current service cost	**(1.6)**	(1.8)	(14.1)
Share-based payments	**0.4**	0.3	0.8
Exceptional items charged less cash outflow	**(8.1)**	7.7	35.0
Operating cash flows before movements in working capital	**15.6**	14.1	11.2
Increase in inventories	**(6.8)**	(3.7)	(1.0)
Increase in trade and other receivables	**(2.5)**	(12.1)	0.3
(Decrease)/increase in trade and other payables	**(7.2)**	6.8	2.6
Cash generated by operations	**(0.9)**	5.1	13.1
Income taxes (paid)/received	**(0.3)**	(0.7)	(2.6)
Interest paid	**(4.1)**	(3.1)	(7.2)
Net cash flow from operating activities	**(5.3)**	1.3	3.3
Investing activities:			
Interest received	**0.2**	0.3	0.4
Purchase of property, plant and equipment	**(5.0)**	(9.0)	(16.8)
Proceeds from sale of property, plant and equipment	**1.2**	-	-
Disposal of businesses	**-**	7.8	23.7
Net cash used in investing activities	**(3.6)**	(0.9)	7.3
Financing activities:			
Issue of shares	**0.9**	0.6	0.9
Redemption of B shares	**-**	(4.6)	(9.7)
Purchase of own shares	**(1.9)**	-	-
Dividends paid	**(4.8)**	-	-
Decrease in borrowings repayable within one year	**-**	(3.0)	(3.0)
Increase/(decrease) in borrowings repayable after one year	**25.4**	2.7	(0.9)
Repayments of obligations under finance leases	**-**	(0.2)	(0.2)
Net cash (used in)/from financing activities	**19.6**	(4.5)	(12.9)
Net increase/(decrease) in cash and cash equivalents	**10.7**	(4.1)	(2.3)
Cash and cash equivalents at beginning of period	**8.4**	10.3	10.3
Foreign exchange on cash and cash equivalents	**(0.5)**	0.2	0.4
Cash and cash equivalents at end of period	**18.6**	6.4	8.4

Notes to the interim financial statements

for the six months ended 30 June 2006

1 General Information

The financial information for the first six months of 2006 and 2005, which is unaudited but has been reviewed by the Company's auditor, does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985, and is presented on the basis of accounting policies set out in the financial statements of Elementis plc for the year ended 31 December 2005.

The comparative figures for the year ended 31 December 2005 are not the Company's statutory accounts for that financial year. Those accounts, which were prepared and approved by the directors in accordance with International Financial Reporting Standards as adopted by the EU (adopted IFRS), have been reported on by the Company's auditor and delivered to the Registrar of Companies. The auditor's report was unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

2 Accounting estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of income, expense, assets and liabilities. Other than reassessing its estimates in respect of previously unrecognised deferred tax assets, the significant estimates and judgements made by management were consistent with those applied to the consolidated financial statements for the year ended 31 December 2005.

3 Segment reporting

For management purposes the Group is currently organised into three operating divisions – Specialties, Pigments and Chromium. Principal activities are as follows:

Specialties – production of rheological and surface chemistry additives;

Pigments – production of synthetic iron oxides and complementary products;

Chromium – production of chromium chemicals.

	Six months ended 30 June 2006			Six months ended 30 June 2005		
	Gross £million	**Inter-segment £million**	**External £million**	Gross £million	Inter-segment £million	External £million
Revenue from continuing operations						
Specialties	**101.5**	**(0.2)**	**101.3**	94.3	(1.4)	92.9
Pigments	**50.9**	**(0.2)**	**50.7**	46.7	(0.1)	46.6
Chromium	**61.9**	**(3.0)**	**58.9**	62.0	(1.9)	60.1
	214.3	**(3.4)**	**210.9**	203.0	(3.4)	199.6

	Six months ended 30 June 2006			Six months ended 30 June 2005		
	Before exceptional items £million	**Exceptional items £million**	**After exceptional items £million**	Before exceptional items £million	Exceptional items £million	After exceptional items £million
Result from continuing operations						
Specialties	**12.2**	**(1.4)**	**10.8**	8.2	(4.0)	4.2
Pigments	**3.0**	**1.0**	**4.0**	1.1	(7.1)	(6.0)
Chromium	**6.0**	**0.4**	**6.4**	2.9	-	2.9
Central costs	**(3.1)**	**-**	**(3.1)**	(4.8)	(1.1)	(5.9)
	18.1	**-**	**18.1**	7.4	(12.2)	(4.8)
Profit on disposal of business	**-**	**-**	**-**	-	4.6	4.6
Finance income	**1.1**	**-**	**1.1**	0.2	-	0.2
Finance costs	**(4.8)**	**-**	**(4.8)**	(3.7)	-	(3.7)
Profit/ (loss) before tax	**14.4**	-	**14.4**	3.9	(7.6)	(3.7)

Segment reporting continued

	Year ended 31 December 2005 Revenue from continuing operations			Year ended 31 December 2005 Result from continuing operations		
	Gross £million	Inter-segment £million	External £million	Before exceptional items £million	Exceptional items £million	After exceptional items £million
Specialties	185.4	(1.5)	183.9	17.6	(2.9)	14.7
Pigments	90.7	(0.2)	90.5	1.2	(7.1)	(5.9)
Chromium	129.4	(4.4)	125.0	7.8	(29.5)	(21.7)
Central costs	-	-	-	(7.5)	(5.0)	(12.5)
	405.5	(6.1)	399.4	19.1	(44.5)	(25.4)
Profit on disposal of business				-	4.6	4.6
Finance income				0.3	-	0.3
Finance costs				(7.8)	-	(7.8)
Profit before tax				11.6	(39.9)	(28.3)

4 Finance income

	2006 Six months ended 30 June £million	2005 Six months ended 30 June £million	2005 Year ended 31 December £million
Continuing operations			
Interest on bank deposits	**0.2**	0.2	0.3
Pension and other post-retirement liabilities			
Expected return on pension scheme assets	**13.2**	-	-
Interest on pension scheme liabilities	**(12.3)**	-	-
	0.9	-	-
	1.1	0.2	0.3

5 Finance costs

	2006 Six months ended 30 June £million	2005 Six months ended 30 June £ million	2005 Year ended 31 December £million
Continuing operations			
Interest on bank loans	**4.2**	2.8	6.5
Interest on other loans	-	-	0.1
Total borrowing costs	**4.2**	2.8	6.6
Interest on corporation tax payments	**0.1**	0.1	0.1
Unwind of discount on provisions	**0.5**	0.3	0.7
Pension and other post-retirement liabilities			
Expected return on pension scheme assets	-	(12.2)	(24.8)
Interest on pension scheme liabilities	-	12.7	25.2
	-	0.5	0.4
	4.8	3.7	7.8

6 Exceptional items

	2006 Six months ended 30 June £ million	2005 Six months ended 30 June £ million	2005 Year ended 31 December £ million
Continuing operations			
Central restructuring charge	-	(1.1)	(3.4)
Pigments East St Louis rationalisation	-	(7.1)	(7.1)
Restructure of Chromium	-	-	(31.4)
Integration of Servo business	-	(4.0)	(6.5)
Integration of Specialties and Pigments	**(1.7)**	-	(3.3)
Insurance recovery	-	-	1.1
Settlement of legal claims	-	-	(2.4)
Curtailment gains on pension schemes	**1.7**	-	8.5
Profit on disposal of business	-	4.6	4.6
	-	(7.6)	(39.9)
Discontinued operations			
Disposal of business	-	-	(7.8)
	-	(7.6)	(47.7)
Tax credit/(charge) on exceptional items	-	1.3	(3.1)
	-	(6.3)	(50.8)

7 Tax

The tax charge on profit before exceptional items of £0.2 million (2005: £0.1 million) is based on an estimated effective tax rate on profit before exceptional items for the year to 31 December 2006 of 1.3 per cent (2005: 2.6 per cent). The rate is lower than the standard UK corporation tax rate primarily due to the amortisation of goodwill in the US for tax purposes.

8 Earnings per share

	2006 Six months ended 30 June £million	2005 Six months ended 30 June £million	2005 Year ended 31 December £million
Earnings for the purposes of basic earnings per share	**14.1**	(2.1)	(38.1)
Exceptional items net of tax	-	6.3	50.3
Adjusted earnings	**14.1**	4.2	12.2

	Number(m)	Number(m)	Number(m)
Weighted average number of shares for the purposes of basic earnings per share	**435.5**	433.0	434.2
Effect of dilutive share options	**11.0**	8.1	7.4
Weighted average number of shares for the purposes of diluted earnings per share	**446.5**	441.1	441.6

The calculation of the basic and diluted earnings per share from continuing operations attributable to the ordinary equity holders of the parent is based on the following:

	2006 Six months ended 30 June £million	2005 Six months ended 30 June £million	2005 Year ended 31 December £million
Profit/(loss) for the period attributable to equity holders of the parent	**14.1**	(2.1)	(38.1)
(Profit)/loss for the period from discontinued operations	-	(0.6)	6.7
Profit/(loss) from continuing operations	**14.1**	(2.7)	(31.4)
Exceptional items from continuing operations before minority interests	-	6.3	42.5
Adjusted earnings from continuing operations	**14.1**	3.6	11.1

Earnings per share continued

Earnings per share:	2006 Six months ended 30 June pence	2005 Six months ended 30 June pence	2005 Year ended 31 December pence
From continuing and discontinuing operations:			
Basic and diluted	**3.2**	(0.5)	(8.8)
Basic and diluted before exceptional items	**3.2**	1.0	2.8
From continuing operations:			
Basic and diluted	**3.2**	(0.6)	(7.2)
Basic and diluted before exceptional items	**3.2**	0.8	2.6

9 Dividends

The following dividends were declared and paid by the Group:

	2006 Six months ended 30 June £million	2005 Six months ended 30 June £million	2005 Year ended 31 December £million
1.1 pence per ordinary share (2005: nil)	**4.8**	-	-
Preference dividend on B shares	**-**	-	0.1
	4.8	-	0.1

An interim dividend of 1.2 pence per share (2005: nil) is proposed and will be paid on 3 November 2006.

10 Movement in net borrowings

	2006 Six months ended 30 June £million	2005 Six months ended 30 June £million	2005 Year ended 31 December £million
Change in net borrowings resulting from cash flows			
Increase/(decrease) in cash and cash equivalents	**10.7**	(4.1)	(2.3)
(Increase)/decrease in borrowings	**(25.4)**	0.4	4.1
	(14.7)	(3.7)	1.8
Transfer of B shares from equity	**-**	(2.2)	(2.2)
Currency translation differences	**4.4**	(5.0)	(8.8)
Increase in net borrowings	**(10.3)**	(10.9)	(9.2)
Net borrowings at beginning of period	**(99.4)**	(90.2)	(90.2)
Net borrowings at end of period	**(109.7)**	(101.1)	(99.4)



"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

08/01/06 12:02 PM

To "eleanor.besserman@elementis.com"
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cc

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:0823H
Elementis PLC
01 August 2006

Elementis PLC
01 August 2006

Elementis plc ("the Company")

The Company announces that it was notified on 31 July 2006 under Section 198 of
the Companies Act 1985 that as at 31 July 2006 Schroder Investment Management Limited was interested in 57,413,603 Ordinary Shares of 5p each in the Company.
These holdings represent 13.05% of the issued Ordinary Share capital of the Company as at 1 August 2006.

Jennifer Murphy
Company Secretary
01 August 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
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